Bionomics Limited

06013188

Friday 21 April 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
MAY 0 5 2006
WASH, D.C. 185 SECTION

SUPPL

**Re: Bionomics Limited - File number 82-34682**

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
**CFO & Company Secretary**

PROCESSED
MAY 0 9 2006
THOMSON
FINANCIAL

dlw 5/8

Bionomics April 2006

# BNC105:
## A powerful vascular disrupting agent (VDA) and next generation treatment for cancer



Bionomics

21 April 2006

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# Safe Harbour Statement

Bionomics

***Factors Affecting Future Performance***

*This presentation contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this presentation that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' development candidate BNC105, its drug discovery programs and pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements.*

*There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Results of studies performed on competitors products may vary from those reported when tested in different settings.*

*Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation.*

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# Introduction

Bionomics

- Vascular Disrupting Agents (VDAs) shut down the blood supply of cancers

- Bionomics drug candidate **BNC105**
  - selectively shuts down cancer blood vessels
  - inhibits the growth of tumours in preclinical tests
  - significantly enhances the efficacy of chemotherapeutics doxorubicin and 5-fluorouracil
  - exhibits a broad therapeutic window in mice

- The market potential for a successful drug with the product profile of **BNC 105** is significant


Anti- cancer compounds target Tubulin
VDAs promise more effective treatment
Bionomics
Paclitaxel, Vincristine
Tubulin Binding Agents
CA4P, ABT751
BNC105
Anti-Mitotics / Cytotoxics
Alter microtubule number
Inhibition of cancer cell proliferation
Vascular Disruption Agents (VDAs)
Alter microtubule dynamics
Disruption of cancer blood vessels
Cancer Cell Death
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# **BNC105** Target Product Profile

Bionomics

A treatment which shuts down blood vessels and promotes cell death in solid tumours, when added to chemotherapy or radiotherapy in patients with advanced cancers.

# Increased selectivity for cancer blood vessels is a key competitive advantage of **BNC105**

Bionomics

Cancer blood vessels are more fragile than normal blood vessels

↓

CA4P (Oxigene) Phase III
ABT-751 (Abbott) Phase II
AVE8062 (Sanofi-Aventis) Phase II
ZD6126 (Astra-Zeneca) No longer in development
MN-029 (Medicinova) Phase I

↓

Competitors show limited selectivity for cancer blood vessels leading to a narrow therapeutic index

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# **BNC105** exhibits 100-fold selectivity for activated blood vessel cells
# This selectivity is not displayed by a leading competitor

Bionomics



Selectivity Index
120.0
100.0
80.0
60.0
40.0
20.0
0.0
BNC105
Competitor A
0073
0074
0075
0076
0077
0078
0079
0080
0081
0082
0083
0084
0085
0087
0088
0089
0090
0091
0092
0094
0095
CA4
Compounds Screened

# **BNC105** more selectively targets the activated blood vessel cells found in cancer

Bionomics


Competitor A
Cell Viability/Proliferation Relative to control
1.50
1.25
1.00
0.75
0.50
0.25
0.00
0.1
1
10
100
1000
10000
Concentration nM
Activated
Quiescent
(Cancer-like)


Competitor B
1.250
1.000
0.750
0.500
0.250
0.000
0.1
1
10
100
1000
Concentration nM
Activated
Quiescent
(Cancer-like)


BNC105
Cell Viability/Proliferation Relative to Control
1.50
1.25
1.00
0.75
0.50
0.25
0.00
0.1
1
10
100
1000
10000
Concentration nM
Activated
Quiescent
(Cancer-like)



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# BNC105
## is more potent than leading competitors

Bionomics



Endothelial cell Proliferation Index
1.250
1.000
0.750
0.500
0.250
0.000
Competitor B
Competitor A
BNC105
0.1
1
10
100
1000
Concentration nM





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# **BNC105** shuts down the blood supply of human breast cancer in preclinical trials

Bionomics

BNC105 (10mg/kg) | Saline



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# **BNC105** does not affect the blood supply of normal organs

Bionomics


Heart
Kidney
Liver
Spleen
BNC105
10mg/kg
Saline

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# **BNC105** enhances the anti-cancer effect of 5-FU in model systems of human breast cancer

Bionomics



Tumor Growth relative to Day 1
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
BNC
5FU
BNC
5FU
BNC
5FU
Day 1
Day 2
Day 5
Day 6
Day 9
Day 10
Day 13
BNC105 - 10mg/kg
BNC105+saline
BNC105+ 5-FU
Saline+5-FU
Saline+saline

# In human cancer models **BNC105** performs better than a leading competitor

Bionomics

**Competitor A – 150mg/kg**

**BNC105 - 10mg/kg**



Tumor Growth relative to Day 1
2.50
2.00
1.50
1.00
0.50
0.00
VDA
5FU
VDA
5FU
VDA
5FU
Day 1
Day 2
Day 5
Day 6
Day 9
Day 10
Day 13
BNC105+saline
BNC105+ 5-FU
CompA+saline
CompA +5-FU




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# The market potential for **BNC105**

Bionomics

- VDAs and angiogenesis have an estimated market potential of ~US$12 billion
  (Scripp Reports 2002; ASInsights 2003)

- The worldwide market for anti-cancer therapeutics is ~US$25 billion
  (Scripp Reports 2002; Deutshe Bank 2001; UBS Warburg 2001)
  - 93% is for treatment of solid tumours
  - Cytotoxic chemotherapy represents ~US$10 billion in cancer related therapy expenditures

- Cancer accounts for ~600,000 annual deaths in the US, each of these represents a treatment failure (Scripp Reports 2002)
  - US figures suggest the annual treatment cost in the US for cancer is US$40 billion

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# BNC105: Key Points

Bionomics

- selectively shuts down cancer blood vessels. It targets cancer blood vessels at concentrations that leaves normal blood vessels intact
- is 150 times more potent than its closest competitor in achieving tumor blood vessel shut down in animal models of breast cancer
- inhibits tumor growth at a dose which is 15 times lower than its closest competitor in animal models of human breast cancer
- significantly enhances the efficacy of chemotherapeutics doxorubicin and 5-fluorouracil

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# BNC105: Key Points

Bionomics



- In mice **BNC105** exhibits a therapeutic window that is approximately 20 times better than its closest competitor
- **BNC105** exhibits appropriate physicochemical properties which allow it to be used as a drug
- There exists a strong market potential for a successful drug with the product profile of **BNC 105**

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# **BNC105**: Next Steps

Bionomics

- Next 12 months
  - Scale-up synthesis and manufacture
  - Formal toxicology
- Late 2007
  - Investigational New Drug (IND) filing with US FDA
  - Approval to commence clinical trials

Bionomics

# BNC105

## *A powerful vascular disrupting agent (VDA) and next generation treatment for cancer*





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Bionomics



# Bionomics

*Developing revolutionary therapies*

*for cancer and CNS diseases*